Contact

www.linkedin.com/in/tobi-smith-572384189 (LinkedIn)

Top Skills

Hospitality Management
Accounting
Finance

Certifications

Texas Food Manager Exam English
ServSafe Food Handler

Tobi Smith

Founder AllIDoIsCook
Houston

Summary

I'm Tobi, a hospitality professional, investor, and entrepreneur building the #1 DTC resource for African Cuisine in the USA. I have worked in various areas with my expertise spanning - Accounting, Hospitality and Tourism Management, Restaurant and Lodging Consulting, and Food Startups.
With a passion for Nigerian and African cuisine, I have the vision to put Nigerian food in various forms on dinner tables worldwide.
Feel free to say Hello!

Experience

AllIDoIsCook
Founder
August 2017 - Present (4 years 10 months)
Houston, Texas

Texas Destination Development Research Inc
Hospitality Consultant
September 2018 - March 2019 (7 months)

University of North Texas
Marketing Instructor
September 2018 - January 2019 (5 months)

WinStar World Casino and Resort
Supervisor
July 2017 - June 2018 (1 year)

University of North Texas
Graduate Teaching Fellow
May 2015 - May 2017 (2 years 1 month)

Education

University of North Texas

MSc, Hospitality Administration/Management · (2015 - 2017)

Babcock University

Bachelor's degree, Accounting and Finance · (2009 - 2014)